SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

TABLE OF CONTENTS

Signatures
Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date May 17, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Appoints Dr. Ed Levy to the Board of Directors
CALGARY, AB — May 17, 2006 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (‘Oncolytics’) today announced the appointment of Ed Levy, PhD, to Oncolytics’ Board of Directors.
“Through his senior management positions at QLT, Dr. Levy has had extensive experience in establishing, developing and building alliances with major pharmaceutical companies, as well as playing a significant role in building QLT into a major biotechnology company in Canada,” said Dr. Brad Thompson, President and CEO of Oncolytics.
Upon retiring from QLT in late 2002, Dr. Levy became an adjunct professor at the W. Maurice Young Centre for Applied Ethics at the University of British Columbia. From 1988 to 2002, Dr. Levy was with Vancouver-based biotechnology company QLT Inc., most recently as Senior Vice President from 1998. In these roles, he was primarily responsible for negotiating and managing QLT’s strategic alliances, led strategic planning and oversaw the company’s intellectual property. Dr. Levy served on the board of BIOTECanada from 1999-2002, and he has served on the boards of several technology companies and not-for-profits. Dr. Levy holds a PhD in the History and Philosophy of Science from Indiana University and taught philosophy of science at UBC from 1967-1988.
“Oncolytics is developing a very promising approach for cancer treatment,” said Dr. Levy. “I am pleased to be working with Oncolytics to further develop REOLYSIN®.”
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase I/II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation. For further information about Oncolytics, please visit www.oncolyticsbiotech.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group
Cathy Ward	Nick Hurst
210, 1167 Kensington Cr NW	20 Toronto Street
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8
Tel: 403.670.7377	Tel: 416.815.0700 ext. 226
Fax: 403.283.0858	Fax: 416.815.0080
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com
www.oncolyticsbiotech.com

The Investor Relations Group	RenMark Financial Communications
John Nesbett or Damian McIntosh	John Boidman
11 Stone St, 3rd Floor	2080 Rene Levesque Blvd. W.
New York, NY 10004	Montreal, PQ H3H 1R6
Tel: 212.825.3210	Tel: 514.939.3989
Fax: 212.825.3229	Fax: 514.939.3717
dmcintosh@investorrelationsgroup.com	jboidman@renmarkfinancial.com